Filed Pursuant to Rule 433

Dated July 27, 2015

Registration Statement: No. 333-200939

The Charles Schwab Corporation

24,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF 6.00% NON-CUMULATIVE PERPETUAL

PREFERRED STOCK, SERIES C

(liquidation preference $1,000 per share (equivalent to $25 per depositary share))

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.00% Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”)

Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P) / BB+ (Fitch)

Size:	$600,000,000 (24,000,000 depositary shares)[1]

Over-allotment Option:	None

Liquidation Preference:	$1,000 per share of Series C Preferred Stock (equivalent to $25 per depositary share) Aggregate liquidation preference of $600,000,000

Dividend Rate (Non-Cumulative):	6.00% per annum from the date of initial issuance

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing December 1, 2015

Day Count:	30/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after December 1, 2020, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated July 27, 2015)

Trade Date:	July 27, 2015

[1]	Consists of 3,301,000 depositary shares sold to institutional investors and 20,699,000 depositary shares sold to retail investors.

Settlement Date:	August 3, 2015 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discounts and Commissions:	$0.3125 per depositary share sold to institutional investors $0.7875 per depositary share sold to retail investors

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discounts and Commissions and Offering Expenses:	$581 million

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange (“NYSE”) under the symbol “SCHW PrC.” If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	808513 402/ US8085134026

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the Issuer’s consolidated cash and cash equivalents and capitalization at March 31, 2015, as adjusted for the offering of 24,000,000 depositary shares.

(In millions)	As Adjusted for the Offering
Cash and cash equivalents	$9,592
Preferred stock	$1,454
Total stockholders’ equity	$12,739
Total capitalization	$15,634

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.